Rob Landau, CEO

Pacific Gold Corp.

465 South Meadows Parkway #20

Reno, NV   89521

P: 647-288-1506 F: 647-288-1509

November 6, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall

         Assistant Director

Re:

Pacific Gold Corp., Preliminary Information Statement on Schedule 14C, Filed October 14, 2009; file No. 0-32629

Dear Sirs:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 4, 2009, setting forth comments to the Preliminiary Information Statement on Schedule 14C (the “14C”), filed by Pacific Gold Corp. (the “Company”) on October 14, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Schedule 14C – General compliance comments:

1.

We note that you have not filed your Form 10-K for the fiscal year ended December 31, 2008; your Form 10-Q for the quarterly period ended March 31, 2009; and your Form 10-Q for the quarterly period ended June 30, 2009. As such, it appears that you are not in compliance with the reporting requirements of the Securities Exchange Act of 1934. Please tell us when you anticipate filing these periodic reports and becoming current with the reporting requirements of the Securities Exchange Act of 1934.

Response: The Company takes its reporting obligation seriously and intends to comply with its reporting obligations, but the company’s working capital position has prohibited its ability to pay its bills.  The company is seeking different avenues of obtaining financing for working capital, which includes asset sales, selling equity and borrowings.

2.

Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock. If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.

Response: The Company has amended the Purpose section of the 14C to outline the potential use of proceeds from the issuance of additional shares. Currently the Company has no written plans or proposals for the issuance of additional shares but the Company is investigating the possibility of financing arrangements.

The Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (416) 214-1483.

Sincerely,

s/Rob Landau

Rob Landau

CEO

RL/rl

cc. Andrew Hudders, Esq.